82-04154

Registration No. 4154

SUPPL

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			



06016005

Datum *Date*	3. 8. 2006		
Stran *Pages*	**3 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Dislosure duty – semiannual financial results

Dear Sirs,

Pursuant to Act 256/2004 Coll. subsections 16(2)(a), 120(1)(e) and 120(4) find enclosed financial results.
Please be informed that semiannual report will be published 31. 8. 2006.

Yours Sincerely,

Sylva Floríková
Head of Compliance

dlw 8/16



Unconsolidated Balance Sheet of Komerční banka, a.s. according to International Financial Reporting Standards

(in CZK mil.)

	30 June 2006 (Unaudited)	30 June 2005 (Unaudited)
Assets		
Cash and current balances with the Czech National Bank	11,650	11,777
Amounts due from banks	214,391	235,295
Financial assets at fair value through profit or loss	10,707	10,256
Positive fair value of financial derivative transactions	8,700	15,066
Loans and advances to customers, net	205,022	168,104
Securities available for sale	20,214	11,492
Investments held to maturity	3,345	3,474
Prepayments, accrued income and other assets	3,495	3,723
Income taxes receivable	740	433
Deferred tax asset	864	474
Assets held for sale	767	35
Intangible fixed assets, net	2,133	1,921
Tangible fixed assets, net	7,120	9,021
Investments in subsidiaries and associates	1,518	1,911
Total assets	**490,666**	**472,982**
Liabilities		
Amounts owed to banks	22,163	20,925
Amounts owed to customers	377,056	363,652
Negative fair value of financial derivative transactions	5,398	6,296
Securities issued	21,902	11,859
Accruals and other liabilities	18,656	16,329
Provisions	2,241	4,155
Income taxes payable	0	0
Deferred tax liability	728	2,130
Total liabilities	**448,144**	**425,346**
Shareholders' equity		
Share capital	19,005	19,005
Share premium and reserves	23,517	28,631
Total shareholders' equity	**42,522**	**47,636**
Total liabilities and shareholders' equity	**490,666**	**472,982**